10/7

03032621

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nizhnedneprovsky Pipe Rolling Plant

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

FILE NO. 82- 4814 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 10/8/03

Attachment 11

File No. 82-4814

Nizhnedneprovsky ~~Nizhnodneprovsky~~ Pipe Rolling Plant

AR/S
12-31-01

Annual Report 2001

Quality tubular goods for the oil, gas and machineryindustries world-wide

Dear Shareholders,

In the year of 2001, OAO "Nizhnedneprovskiy Trubny Zavod" ["Nizhnedneprovsk Pipe Rolling Works" OJSC ("NTZ" OJSC)] celebrated its the one hundred and tenth anniversary as the manufacturer producing pipes, tubes and railway wheels and tires and being the major in Ukraine and one of the largest manufacturers in Eastern Europe and within the Commonwealth of Independent States (CIS).

In Ukraine with its pipe rolling industry being the world fourth one on the output, "NTZ" OJSC holds the leading positions on the output, gross income and net profit. "NTZ" OJSC accounts for 35.5% of Ukrainian pipe output and for 60% of consolidated return of the pipe rolling industry.

"NTZ" OJSC's share in the world output of steel pipes is 1.08%, in the world production of weldless steel pipes 3.38% and in the world output of railway wheels and tires - 4.5%.

"NTZ" OJSC markets its products under the Brand of "Interpipe" Corpn and along with OAO "Novomoskovsk Trubny Zavod" ("Novomoskovsk Pipe Rolling Works" OJSC) and ZAO [Nikopolskiy Zavod Bezshovnykh Trub "NIKO TUBE" ["Nikopol Weldless Pipe Rolling Works" "NIKO TUBE" (CJSC)] is the part of the production coordinating system of these three plants, the system being founded in the year of 2000. The year under review was characterized by the enhancement of the coordination trends in production, technological, raw materials and sales policies of the enterprises. Functioning of this system enables "NTZ" OJSC today:

- to optimize raw materials, marketing and management costs;
- to market the product within the package deliveries under "Interpipe" brand;
- to focus on the production of pipes for our own piping segment being the most liquid one within present market, in particular on the production of pipeline and casing pipes and tubes used while producing and transporting carbon-hydrogen energy carriers to begin with crude oil and oil products.

Foreseeing the aggravation of external conditions on the traditional markets in 2001 year, in particular in Russia, by the beginning of the year Supervisory Council developed the reorganization strategy which having been fulfilled would permit to even out the negative consequences arising due to market changes.

From the very beginning the strategy oriented Supervisory Council towards creating the potential of the priceless competitive advantages of "NTZ" OJSC's products. This would permit to reorient the production to meet the demands of new markets - within the Caspian Sea region, in the Middle East and South-Eastern Asia. In its turn, the creation of the priceless competitive advantages intended:

- to improve science intensity of production;
- to improve product quality;
- to expand the product assortment and to transfer "NTZ" OJSC's product to a consumption class;
- to integrate the manufacturing cycle into pipe engineering system in order to improve after-sales services.

- the one hundred and tenth anniversary of the works
- enhancement in coordination of three works
- foundation of the Institute on Development
- modernization volumes exceeded that during previous years
- reorientation from Russian market to the markets in other CIS and foreign countries
- increasing in deliveries by 22.4% to countries out of CIS boundaries
- achieving 1.08% share in the world consumption of steel pipes

Moreover, the strategy has provided for production costs cutting and improving of production control system. Within this strategy implementation at "NTZ" OJSC in 2001 it was done the following:

❍ The Institute on Development has been founded, which is a unique structure within CIS. Its task is to coordinate the technological policy of three pipe rolling works, to develop high technologies of pipe and railway wheels-and-tires manufacturing as well as new standard sizes of pipe and wheel products. The Institute on Development is integrated into the pipe engineering system of "Interpipe" Corpn. This system provides an additional level to after-sales services.

❍ The general program of the production modernization has been launched and realized. This program includes in particular the adoption of bottom blowing of inert gasses into open-hearth furnaces and up-dating of the railway wheel production. The modernization done permitted to improve the quality of pipe and railway wheel-and-tires products at each production stage beginning with steel melting; to receive or ascertain International certification of products, to improve the quality control level, and to cut production costs.

- The assortment of the product manufactured has been expanded due to running-in new standard sizes of casing pipes (including pipes with the diameter of 168 mm and 102 mm), tubes for submersible electric pumps and motors, railway wheel and tires. Introduction of the research and development results and technical modernization enabled also to develop a new types of pipes and railway wheel and tires to meet specific demands of consumers (in particular pipes having improved freeze and chemical resistance.)

As the result, the measures undertaken in 2001 enabled "NTZ" OJSC to reorient from the traditional Russian market to the markets in CIS and other foreign countries without considerable decreasing the production volumes. This became possible due to expanding the assortment, receiving international certificates and also due to introducing new types of products.

In the year of 2001, the share of "NTZ" OJSC" products delivered to the countries out of CIS boundaries increased by 24,256 thou tons and accounted for 22.4% for the total volume of deliveries.

Currently "NTZ" OJSC covers the demand in all types of pipes by 4.3% in Russia, by 7% in Kazakhstan, by 12.8% in Uzbekistan, by 12% in Turkmenia, by 6% in Azerbadzhan and by 3.6% in Eastern Europe.

At present, "NTZ" OJSC's share in consumption of oil pipes accounts for 58% in Ukraine, 10.4% in Russia and 23% in other CIS countries.

Aleksandr Kirichko

Head of Supervisory Council of "NTZ" OJSC

Report of "NTZ" OJSC Supervisory Council

During the year of 2001, Supervisory Council had meetings according to the approved schedule. In all, 188 meetings of Supervisory Council were held during the year under the review.

In 2001, Supervisory Council approved a number of decisions on changes in the membership of Company Board of Directors. Alfred Ivanovich Kozlovskiy who had been the General Director of the works since 1989 and the Chairman of Board of Directors since 1994 went out of office as the General Director and the Chairman of Board of Directors and headed the Institute on Development. Taking the opportunities Supervisory Council should like to thank Alfred Ivanovich for his long and fruitful work at the plant including his work in plant's management bodies. Alfred Kozlovskiy was at the head of "NTZ" OJSC during hard years of deep industrial and economic crisis in Ukraine In many respects thanks to his manager's qualities and his ability to orient properly within realities of market economy "NTZ" OJSC has managed to properly overcome the crisis period in its history, to successfully perform corporating and restructuring. By the decision of Supervisory Council Alfred Kozlovskiy has been awarded the title "Honorable Chairman of Board of Directors."

Gennadiy Esaulov, whose scientific skill and practical experience are beyond any doubt, was elected as the Chairman of Board of Directors. Gennadiy Esaulov was at the head of the largest unit of "NTZ" OJSC - pipe rolling workshop No.4 and prior being elected as the Chairman of Board of Directors and appointed as the General Director of the works, he worked as the Technical Director of the plant.

Also, Supervisory Council initiated the changes in the membership of the Board of Directors of "NTZ" OJSC. Troyan O.S., ShifrinE.I., and Grodenskiy M.A. were withdrawn from the Board of Directors. Kozlovskiy A.I., Tarasiev A.M., Yarlik A.B. and Marchenko V.P. were appointed as the members of the Board of Directors.

At its meetings "NTZ" OJSC Supervisory Council considered the most acute and urgent matters of the enterprise development, changes of external conditions and their affect upon the production, financial and economic targets. The issues considered were the following:

- situation on the sales markets (first of all at Russian market, at the markets in CIS, Middle East and South-Eastern Asia countries);
- the measures to be taken to reorient the production to meet the demands of new sales markets;
- legal covering of products deliveries in the context of the protective measures taken in countries importing plant's products.

The permanent issues under consideration were the production modernization program, in particular the matter concerning the technical modernization of the railway wheels rolling workshop; the points on the product quality improving and products certification, and costs cutting.

Supervisory Council paid a special attention and control to novel products developing, enhancing of science-intensiveness of production and transferring to a higher consumption class. One of the most important results received due to the actions taken is the foundation of the Institute on Development.

The members of Supervisory Council are elected by the shareholders' meeting decision. In the period under review there were no changes in the Supervisory Council membership. Kirichko A.I. was again elected as the Chairman of Supervisory Council, Deliergiev V.V. as the First Deputy to the Chairman of Supervisory Council and Vantroba Yu.B. as the Secretary of the Chairman of Supervisory Council.

In conclusion, taking the opportunities Supervisory Council should like to express thanks to the Board of Directors and the working team of the plant for successful activities to tackle the complex task which had been set to them for the year of 2001.

Situation at Sales Markets in 2001

Situation at sales markets in the year of 2001 was characterized by general worsening of the state of the market, aggravating competition, reorienting of a number of consumers to products manufactured by the plants in Eastern and Central Europe, exacting in requirements to quality of pipes. The trends in the development of pipe markets indicate to the fact that the traditional orientation to rivalry with using price competition techniques, which by recent time were being used by the manufacturers in the former USSR countries eliminated themselves.

"NTZ" OJSC Share in National Output of Pipes in 2001


35,5 %

- aggravation of competition at a Russian market
- antidumping probes and quota imposing in Russia
- railway wheels and tires market stagnation
- deliveries to countries out of CIS boundaries increased by 22.4%
- deliveries to CIS countries increased by 24.7%

The main factors, which governed the situation at the markets of railway wheels and tires in 2001 are the following:

- formation of vertically integrated production systems in EC countries and Russia and corresponding aggravation of the competition with the pipe manufacturers in these countries;
- protective measures taken by governments of countries importing "NTZ" OJSC's products – imposing duties on import and quotas on pipe product deliveries. The governmental intervention plays today tangible negative role at pipe markets. In 2001 antidumping probes resulting in imposing quantitative quotas on the pipe product supplied from Ukraine became the characteristic features of economic policies of Russia, the USA and European Community countries;
- sequestration of their pipe purchasing budgets performed by the major oil extracting and transporting companies scooped by forecasts of oil price falling. The drop of purchase volumes had begun in September and was taking place during quarters III and IV of the year under the review. At the end of the year the major oil and gas extracting companies in CIS countries declared the oil pipes purchase volumes to be decreased by 20-30% in 2002. This factor affected greatly "NTZ" OJSC as the works specialized in producing pipes in the interest of crude petroleum-and-natural gas industry, in particular in manufacturing pipes for oil pipelines and casing pipes.;
- stagnation of the markets of railway wheels and tires especially in CIS countries.

The situation aggravates due to the crisis of overproduction, which was especially tangible for leading countries-manufacturers. In soviet times USSR's industry consumed about 6 bln tons of pipes produced in Ukraine, but at present even at the most favourable external and internal situation at the market the volume of consumption of Ukrainian pipes may be expected to be maximum 2 bln tons per year. The Russian manufacturers are in the same situation. In 1991 Russia produced 12 bln tons of pipes in a year while the internal market capacity today does not exceed 5-5.5 bln tons.

Ukraine. National market is traditionally one of the major sales markets for "NTZ" OJSC" products. But the crisis in the main Ukrainian industrial branches being the main consumers of did not contribute in sales volume increasing.

"NTZ" OJSC Share in World Market


4,50%
4,00%
3,50%
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
1,08%
3,38%
4,50%
Total: Steel pipes
Seamless pipes
Railway wheels & tires

During 2001, the oil and gas extracting companies of Ukraine did not increased the volumes of geological prospecting, drilling and oil extracting. Machine-building industry was on decline and could not provide a stable consumption of pipe products. Capital was not invested into oil pipelines laying and building and repairing. In municipal industry there was no effective demand on pipes and tubes.

The situation is aggravated by Ukrainian legislation instability, absence of the mechanism to reimburse the value-added tax to exporters, unstable tax policy pursued and by high tax rates.

In the result, the sales volumes at the domestic market in 2001 remained on the same level as in the year of 2000.

Russia. In 2001, the competition aggravated greatly at the Russian market. That year a number of Russian pipe rolling works fused. Chelyabinsk and Vyksa Pipe Rolling Works affiliated to "Ob'edinennaya Metallurgicheskaya Kompaniya" [(OMK) United Metallurgical Company], and Seversky and Volzshzky Pipe Rolling Plants merged into "Trubnaya Metallurgicheskaya Kompaniya" [(TMK) Piping Metallurgical Company.] Arising of new, more powerful participants at the market aggravated the competition between Ukrainian and Russian pipe manufacturers as at the Russian market as well as at the markets out of Russia boundaries

Structure of "NTZ" OJSC Pipe Deliveries by Regions, 2001


26,26 %
24,14 %
41,00 %
8,6 %
Out of CIS boundaries
CIS countries excluding Russia
Russia
Ukraine

Protecting policy pursued by a Russian government affected negatively "NTZ" OJSC's product positions at the market in Russia. Beginning from May 1-st, 2001 there were imposed the quotas on pipes imported from Ukraine to Russian Federation. The delivery volumes for Ukrainian manufacturers set by the intergovernmental agreement accounted for 620 thou tons in 2001. The quota set for "NTZ" OJSC accounted for 223.1 thou tons.

The capacity of pipe market in Russia is estimated to be 5,549 bln tons, moreover Russian manufacturers are meeting the market demand by their pipes by 76%. Taking into account the intention of Russian Federation Government to continue pipe import policy it may be forecasted that the share of national manufacturers in pipe consumption will increase.

In spite of the negative factors mentioned above the results achieved in the period under the review indicate that we had managed to keep the sales volumes in Russia at the same level and to increase the deliveries by 4.4% as compared with the year of 2000.

Changes in Volumes of NTZ OJSC Pipe Deliveries in Some Regions (2001 year vs. 2000 year, %)



24,70%
22,40%
25,00%
20,00%
15,00%
10,00%
4,40%
5,00%
0,00%
Russia
CIS Countries (excluding Russia)
Out of CIS boundaries

CIS countries. The situation at CIS countries markets in 2001 were characterized by total increasing in demand on pipes. This especially concerns the countries in the Caspian Sea region and Central Asia where oil and gas deposits are intensively exploited. CIS countries market is considered to be one of the markets having the best prospects for the deliveries of "NTZ" OJSC products. In these regions the problem of some other nature arises - the absence or low level of the effective demand, additional requirements put by governments etc.

In Belarus the main problem was and remains to be a low solvability of consumers. A low level of money turnover and using of barter schemes restrained possible deliveries of our products to this country. Besides, the Customs Union of Belarus and Russia eased Russian products to gain access to the market, while the Ukrainian companies had as usual to spend time and money to sidestep the customs barriers. The volumes of shipments of "NTZ" OJSC products to Belarus decreased by about 3 thou tons in 2001 as compared with the year of 2000.

Kazakhstan. The steel pipes market in Kazakhstan is one of the regional markets which is the most dynamically developing. Favourable state of energy carriers market and liberal investment policy conduces to remain on the same level, the oil and gas deposits having already been explorated will be exploited up to 2012 year. In Kazakhstan pipe products remain the most liquid and are purchased in the greatest quantities as in this country there exist the capacities producing only welded pipes of small diameter. Pipes and tubes account for the basic component of Kazakhstan import of ferrous metals. Russia and Ukraine are the major suppliers of pipes and tubes to Kazakh market. The positive factor at Kazakhstan market became the introduction (July 1-st, 2001) of equal customs conditions for import of the products from the countries being the participants of CIS Customs Union and for that being out the frames of this Unit.

Structure of NTZ OJSC Railway Wheels and Tires Deliveries by Regions, 2001


46,11 %
40,77 %
5,35 %
7,77 %
Out of CIS boundaries
CIS countries excluding Russia
Russia
Ukraine

The tendency forming at present indicates that the volumes of the deliveries of Ukrainian pipes having been increased since 1999. Thus, apparent consumption of steel pipes in Kazakhstan accounted for 94 thou tons in the year of 1999, about 255 thou tons in 2000 and about 403 thou tons in 2001 year. The products used in the oil and gas industry predominate in import structure.

In 2001, the pipes manufactured by "NTZ" OJSC were supplied to the greatest Kazakh oil deposits named "Uzen" and "Emba" which are exploited by the national "KazakhOil" company. In 2001, "NTZ" OJSC increased the products shipments to Kazakhstan by 15.9 thou tons that is 2 folds. "NTZ" OJSC supposes Kazakhstan market to be one of CIS markets having the best prospects.

Uzbekistan. In the relations of the producer and Uzbek consumer the main task is providing of financial security of transactions.

The Uzbekistan office of "Interpipe" Corpn had managed to implement the contracts with "UzbekNefteGaz" Corpn being the largest state oil company in the country. The development of this market was contributed to by increasing in the volumes of oil extraction in this region. In spite of this, "NTZ" OJSC deliveries to Uzbekistan decreased by 9 thou tons in 2001 as compared with 2000.

Turkmenistan remains the important sales market for "NTZ" OJSC products. Its capacity has been evaluated up to 59.7 thou tons. In 2001, the shipments to Turkmenistan increased by 9,573 thou tons. "NTZ" OJSC's share in pipe consumption in Turkmenistan accounts for 61.9%.

Azerbadzhan. This sales market is one of the markets having the prospects owing to a dynamic development of oil and gas complex in this country.

The delivery of "NTZ" OJSC' pump and compressor tubing to "Mishovdag-Kelametdin" oil field be-products to Azerbadzhan increased by about one thousand tons during the period under the review as compared with the year of 2000. "NTZ" OJSC"s share in total consumption volume in Azerbadzhan accounts for 9.5% and in oil pipes consumption - 20.4%.

The total shipment to CIS countries (excluding Russia and Ukraine) increased by 24.7% in 2001 in comparison with 2000 year. The shipment growth index for Azerbadzhan is six times as much as that for Russia. These data confirm the successful implementation of the strategy aimed to reorient the production and sales towards new sales markets. This strategy is put into practice in the cooperation with "Interpipe" Corpn.

Europe, the USA and other markets. At these markets we had to work under the conditions of the quotas imposed, which have been provoked by antidumping probes. During the past year the economies of Europe and the USA were affected by growing crisis phenomena. In these countries the crisis of overproduction is observed. All these factors induced the West governments to take everywhere the protective measures to defend their manufacturers, in particular the producers of piping and tubing. The threat of imposing trade sanctions by the USA became the problem of a special concern.

In spite of the negative effect of the factors mentioned above, the products deliveries out of CIS boundaries increased in total by 24,256 thou tons or by 22.4% in 2001. This occurred first of all due to assortment expanding and product quality improvement. The share of deliveries to foreign countries (out CIS boundaries) in total products shipments accounts for 23.9%. In 2001, the main consumers of "NTZ" OJSC' products at these markets were the USA (16,373 thou tons), Germany (17,648 thou tons), Turkey (10,627 thou tons), Bulgaria (8,380 thou tons), Iran (7,992 thou tons), Italy (7,547 thou tons) and Vietnam (6,631 thou tons.)

As the result, in the year of 2001, the reorientation in the products deliveries from traditional Russian market to the markets of CIS countries (first of all to those of the Caspian Sea region) and other foreign countries took place without considerable production volume decrease. The structure of the products deliveries changed at each market in the following way: the share of the "NTZ" OJSC' deliveries to Russian market increased by 4.4%, to CIS markets - by 1.8%, to other foreign markets - by 5.5% in total company's shipments.

Report of "NTZ" OJSC Board of Directors

"Nizhnedneprovsk Pipe Rolling Works" OJSC ("NTZ" OJSC) founded in 1891 is the major manufacturer of pipes, tubes and railway wheels and tires in Ukraine and South-Eastern part of Europe.

"NTZ" OJSC position in the pipe rolling industry of Ukraine. "NTZ" OJSC is the leading enterprise of the pipe rolling industry of Ukraine numbering 12 large manufacturers of pipes and dozens of mini-mills. Each the third pipe manufactured in Ukraine has "NTZ" OJSC marking. In 2001, by the gross income volume the plant is the sixteenth among the Ukrainian enterprises and companies and the first one in the pipe rolling industry. "NTZ" OJSC is also the leader within the pipe rolling industry by the volume of profit (177,761 thou UAH).

- getting of 35.5% share in national pipe output
- obtaining the first position in industry by output volumes, gross income and profit
- obtaining the sixteenth position in Ukraine by gross income
- running in the technique of bottom blowing up of inert gasses in Martin furnace workshop
- improving steel melting process, introducing micro-alloying
- buying and installing CN-controlled line of units providing mechanical work of wheels
- designing of the production process to manufacture pipes of P-110 strength group
- running in the manufacture of tubes for imersable electrical pumps and motors
- running in the manufacture of pipes with improved freeze and corrosion resistance
- putting the pipes of 168 mm diameter into production
- putting of 22 new standard sizes of railway wheels and 14 new standard sizes of railway tires into production
- manufacturing of 670,286 thou tons of the products including 575,105 thou tons of pipes, and 95,181 thou tons of railway wheel and tires
- increasing in production volume of the casing pipes by 25.4%

Production capacities of "NTZ" OJSC. The enterprise consists of open-hearth furnace workshop, five pipe rolling workshops and a railway wheels and tires rolling workshop. The production facilities comprise: an integrated steel-making complex of four open-hearth furnaces, installation for ladle processing of steel and steel degassing unit; units with Pilger rolling mills of "5-12" and "6-12" types; a unit with trio reeling mill of "200" type; a unit with automated mill of "140" type; a bay of cold rolling mills and a drawbench; electric-weld pipe mills of "10-60" type; pipe-threading equipment to work oil country tubular goods. The availability of its own integrated steel-making complex including ladle steel processing unit enables "NTZ" OJSC to exercise the full-scale control over the product quality process beginning from steel-melting stage up to manufacturing and shipment to consumers.

Assortment positioning. "NTZ" OJSC produces more than 1,200 standard sizes of pipes within the outer diameter range from 12 mm to 377 mm and more than 120 standard sizes of railway wheels and tires.

The main consumers of the pipes manufactured by "NTZ" OJSC are:

- crude petroleum-and-natural gas industry (extracting and transporting) - 71%;
- municipal industry - 16%;
- construction industry - 8%;
- machine-building industry -5%.

Structural changes in production and labour management. In the year of 2001, the Board of Directors initiated and implemented a number of transformations in the organizational pattern of the enterprise and in the labour resources managerial system. The most important changes are the following:

- the ring and tires rolling workshop was integrated into the wheel rolling workshop. This enabled to concentrate the products manufacturing for railways, to cut production costs, to arrange the complex production of as rolled as well as assembled wheels, tires, wheel spiders and rings;
- the Legal Board wad founded. This enabled to improve the effectiveness of law protection of the products deliveries to export markets under the conditions when protective measures against Ukrainian products were undertaken by governments of the countries importers;
- the Quality Inspectorate was founded and aimed to provide the plant quality control system functioning;
- the system of in-service, executive, supervisory training and re-training, of skill conversion and of refresher courses were organized.

Fulfillment of the measures set up by the strategic program elaborated by Supervisory Council. In 2001, "NTZ" OJSC worked out the strategy of the enterprise development under present market conditions. The strategy was aimed to reorient the production towards new sales markets, first of all due to creation of the potential of priceless competitive advantages of "NTZ" OJSC products. As applied to the production cycle it meant products quality improving, assortment expanding, production science-intensiveness enhancing and costs cutting;

Within the frame of this strategy realization the Board of Directors performed a whole package of measures including production modernization, running in of new size types of pipes (including size types demanded by consumers), the products certification according to international standards.

Requirement and modernization. Modernization of production cycle was carried out practically in each worship and division of the plant.

During the year of 2001, according to the costs cutting program the following modernization was carried out in open hearth furnace workshop:

- the technology of bottom blowing of inert gasses (nitrogen or argon) on Martin furnaces No.5 and No.3 was developed and introduced;
- the technology of applying concrete of АССБ type onto spherical part of a furnace bottom;

Within the frame of product improving quality program:

- the technology of ladle steel processing was improved, in particular the process of steel micro-alloying process was introduced;

<u>in pipe rolling workshops</u>:

- rolled hollows were put into production in workshop-1 in order pipes to be rolled in workshop-5 and workshop-3. This gave the additional possibilities to expand the product assortment;
- the process lubrication improving piper corrosion resistance was developed for hot pipe rolling in workshop-5;
- "Sirius" belt machine was bought and installed. It enabled to increase carrying capacity during samples cutting out;

<u>in wheel rolling workshop</u>:

- NC-controlled line of units providing mechanical work of wheels was bought and installed. This line provided transferring wheel and tire products to a higher consumption class.

Products of new types and standard sizes put into production. In 2001, "NTZ" OJSC put into production a number of new types and standard sizes of pipes as well as wheels and tires. This resulted in expanding the product assortment to be supplied, in particular in the interests of markets out of CIS boundaries. New products include that domestically developed to meet specific requirements of consumers to strength and geometrical properties of pipes and also to performance specifications.

- A new production process to manufacture pipes of new type (pipes of strength group P110 and also pipes meeting exacting requirements to geometrical parameters) was developed and introduced ;
- Specifications on manufacturing pipes to be used for production imersable pump casings with improved corrosion and frost resistance were developed and passed in pipe rolling workshop-3;
- Seamless hot rolled pipes with improved frost and nitric-acid resistance made of steel of 20 ХФ grade and designed for oil and gas pipelines were put into commercial production in pipe rolling workshop-4. In 2001, total output of this type of pipes accounted for about 14 thou tons. This type of pipe was developed and manufactured to the orders of consumers;
- The production process to manufacture the pipes with wall-thickness from 6 mm to 10 mm and of 168 mm diameter was developed and put into production in pipe rolling workshop-5;
- 22 new standard sizes of railway wheel having diameter form 700 mm (for India) up to 1,263mm (for Germany) and meeting the requirements of foreign standards were put into production;
- The production process in particular rolling process and heat treatment to manufacture 14 new standard sizes of railway tires having the diameter from 600mm (for Italy) up to 1,020mm (for Greece) was put into production. These new products were also delivered to Argentina, Thailand and Romania.

Products quality improvement. The quality system was established at "NTZ" OJSC. This system was certified by TUV (Germany) as the system meeting ISO 9002 requirements. Quality control is performed by using new installations and devices and control processes. They are the following:

- magnet powder crack detector manufactured by "RELLANT" Co, USA, and designed to check the surface of casing pipe and coupling ends;
- gauges and applied devices designed to control the size of thread on casing pipes and couples and on pump and compressor tubes and couplings;

- Immersion thickness gauge of У-08 type;
- A unit to test samples on Kl-C sin 2500/00;
- A computerized unit of UTS 600 type to carry out an elongation test of samples at room and high temperatures from 0^0C up to 1300^0C;
- "Polyvac" $E^0$2000 emission quantometer manufactured by "Hylger" Co, Great Britain, to test the chemical composition of metal;
- Gas analyzers of $KH^0$402 and $TC^0$238 types manufactured by "Leco" Co, USA, to determine hydrogen, nitrogen and oxygen contents in steel;
- X-ray quantometer manufactured by "Berd" Co, USA, to perform input tests of ferroalloys.

"NTZ" OJSC products were awarded with the certificates according to as the international standards (API 5CT, API 5L, DIN 17121, 1629, 1630,1615, EN 10210) as well as the national standards (GOST, TU). "Gosgortekhnadzor" Committee (State Committee on Technical Inspection) of Russian Federation permitted "NTZ" OJSC products to used at installations, projects and entities under its supervision.

"NTZ" OJSC production achievements. The implementation of the measures mentioned above permitted "NTZ" OJSC to even out the internal diseconomies arisen due to changes at the markets, to reorient its production to meet the demands of new sales markets in 2001.

In 2001, the gross output accounted for 670,286 thou tons, including 575,105 thou tons of steel pipes, 95,181 thou tons of railway wheels and tires.

If compared with 2000, the gross output decreased by 44,336 thou tons or by 6%.

At the same time, the production of high liquid products increased in the following way: casing pipes - by 25.4%; oil heavy-gauge pipes for high-duty boilers manufacturing - by 386%; heavy-gauge welded pipes - by 26%; rolled tubes for ball bearing - by 73.3%; cold rolled tubes for ball bearing - by 77.6%.

The shipment volume increased by 4.4% to Russia, by 24.7% to CIS countries (excluding Russia and Ukraine) and by 21.2% to other foreign countries.

The financial and economic performances of "NTZ" OJSC are presented in the reports of independent auditors.

April 1-st, 2002

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 8

File No. 82-4814

Addition
to Regulations (standard)
of accounting 3

		CODES		
	Data (year, month, day)	2002	1	01
Enterprise **"Nizhnedneprovsky tube-rolling plant" open joint-stock Company"**	by EDRPOU	05393116		
Territory	by KOATUU	1210137200		
Organ of State control **Open joint-stock companies established on the base of state enterprises**	by SPODU	6024		
Branch (type of activity) **PIPES PRODUCTION**	by ZKGNG	12140		
Form of economic activity: **production of steel pipes**	by KVED	27.22.0		
Unit of measurement: **th.grn.**	Control sum			

REPORT ABOUT FINANCIAL RESULTS THROUGH 2001 year

Form No.2 Code by DKUD 1801003

1. FINANCIAL RESULTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Proceeds (income) from sale of goods, works, services	010	1490470.0	1442921.0
Value- Added Tax	015	(132103.0)	(111696.0)
Excise tax	020	( )	( )
	025	( )	( )
Other deductions from income	030	(5655.0)	(6331.0)
Net profit (proceeds) from sale of products (goods, works, services)	035	1352712.0	1324894.0
Prime cost of products (goods, works, services) sold	040	(1042345.0)	(972089.0)
Gross: Profit	050	310367.0	352805.0
Loss	055	( )	( )
Other operating incomes	060	102480.0	81493.0
Administration expenses	070	(40026.0)	(47334.0)
Sales costs	080	(61783.0)	(46480.0)
Other operating expenses	090	(115521.0)	(90524.0)
Financial results from operating activity: Profit	100	195517.0	249960.0
Loss	105	( )	( )
Income from participation in capital	110		
Other financial incomes	120	3893.0	81.0
Other incomes	130	23040.0	22056.0
Financial expenses	140	(1937.0)	(5280.0)
Costs from participation in capital	150	( )	( )
Other costs	160	(5505.0)	(42502.0)

1	2	3	4
Financial results from ordinary activity before taxation: Profit	170	215008.0	224315.0
Loss	175	( )	( )
Tax on profit from ordinary activity	180	37247.0	25768.0
Financial results from ordinary activity: Profit	190	177761.0	198547.0
Loss	195	( )	( )
Extraordinary: Profits	200		
Losses	205	( )	( )
Extraordinary profits tax	210		
Shares of minority	215		
Net: profit	220	177761.0	198547.0
Loss	225	( )	( )

II. ELEMENTS OF OPERATING COSTS

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Material costs	230	914214.0	938118.0
Costs for labor payment	240	89436.0	73714.0
Deduction for social welfare	250	33062.0	25816.0
Depreciation	260	39408.0	34381.0
Other operating costs	270	74913.0	70923.0
TOTAL	280	1151033.0	1142952.0

III. CALCULATION OF INDICES

Name of the index	Code of line	For reporting period	For previous period
1	2	3	4
Average annual quantity of ordinary shares	300	44407145	21554000
Adjusted average annual quantity of ordinary shares	310	44407145	21554000
Net profit falling to one ordinary share (UAH)	320	4.00298	9.21161
Adjusted net profit falling to one ordinary share (UAH)	330	4.00298	9.21161
Dividends per one ordinary share (UAH)	340	0.32000	0.14970

NOTES:

Income is recognized in accordance with the principle of charging and correspondence.

Income from rendering services is recognized by evaluation of the degree of operation completion by means of investigation of the work fulfilled.

Recognized incomes are classified as follows:

1) income from selling of products, goods, works, services:
- other operating incomes;
- financial incomes;
- other incomes.

2) extraordinary incomes.

Costs are recognized in the profit and loss statement on base of direct relation to losses sustained and income receipts.

Costs are recognized also in the cases when the future economic benefits are ceasing to correspond to the requirements for their recognition as the asset in balance sheet.

General meeting of shareholders on March 29, 2001 has adopted the resolution on payment of dividends by the results of financial and economic activity of the Company for year 2000 amounting to 32 kopecks (not accounting tax on dividends) per one share.

Leader ____________________ Esaulov Gennadiy Alexandrovich
(Signature)

Chief accountant ____________________ Plokhiy Mariya Vasilyevna
(Signature)

Seal

Adequate to the original

Signatures ____________________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 9

File No.82-4814

"Bulletin. Tsinni Papery Ukrainy" Newspaper , dated 04.10.2002, No. 231-232

Information on Changes in the Issuer Officials Staff

Post	Surname, name and initials	Share in the Issuer Authorized capital (%)	Changes (Appointed/ Dismissed)	Date of resolution
lember of the Board	Mykola Olexiyovych Vorob'yov		Dismissed	September 27, 2002
lember of the Board	Volodymyr Mykolayovych Yerak		Appointed	September 27, 2002
lember of the Supervisory Board	Yury Volodymyrovych Vantroba		Dismissed	September 27, 2002
lember of the Supervisory Board	Olga Sergyivna Troyan		Appointed	September 27, 2002
NOTES:	Officials of the Issuer have no unsettled convictions for the venal crimes and abuses of office. Amendments to the staff of the Board and Supervisory Boar have been introduced as based on the resolution of the extraordinary general meeting of shareholders of "Nyzhnyodniprovsky Tube-Rolling Plant" Open Joint-Stock Company, Minutes No. 2 dated September 27, 2002			

Adequate to the original

Відкрите акціонерне товариство «Нижньодніпровський трубопрокатний завод» * 05393116 * Україна місто Дніпропетровськ

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 10

File No.82-4814

INFORMATION ON THE REGISTRAR

Name	Company with limited "Alpha-Invest"
Organizational form	Company with limited liability
Identification code	24995460
Territory code	
Region	Dnepropetrovsk
District	Babushkinski
Postal code	49600
Location	Dnepropetrovsk
Street, building	Lenin str. 17, of.96
City code and tel. number	0562 36-13-54
Fax number	0562 36-13-54
e-mail	ALFA@kdb.dp.ua
www address	
Number of license for this kind of activity	AA 241048
Date of License issuing	October 15, 2001
State body that issued the license	The State Committee on securities and stock exchange

Territory code – 1210136600.

In section Information auditors (auditing companies) which render auditing services to the issuer there is no information on the WWW – address because has no its own WEB – site in the Internet.

Adequate to the original

Signatures ____________ A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 12

File No.82-4814

"Golos Ukraine" Newspaper, dated 10.08.2002 No.145

Dear stockholders!

Board of directors of JSC "Nizhnedneprovsy tube-rolling plant" announces of out-of-schedule stockholders' meeting to be held.

Stockholders' meeting will be held on 27th September 2002 at 13.00 in the Palace of culture "Metalurg": Dnepropetrovsk, Kosiora Str.27

Agenda regarding the:
1. Participation in associations of enterprizes and formation of Authorized funds of associations.
2. Recall and election of Supervisory Board's members
3. Recall and election of Board of directors' members.

Registration will be done at the place of the meeting –on 27th September 2002 from 10.00 to 12.40

For participation of stockholders in the meeting it is neccesary to have for:

-Stockholders- the document, certifying an identity and certificate of shares or temporary certifcate of property right for Registered Securities

- representatives of stockholders - power of attorney, prepared in conformity with current legislature and the document, certifying an identity

For additional information contact: (0562) 35-83-47, 34-94-66

Board of directors

"Nashe misto" Newspaper, dated 10.08.2002 No.118

Dear stockholders!

Board of directors of JSC "Nizhnedneprovsy tube-rolling plant" announces of out-of-schedule stockholders' meeting to be held.

Stockholders' meeting will be held on 27th September 2002 at 13.00 in the Palace of culture "Metalurg": Dnepropetrovsk, Kosiora Str.27

Agenda regarding the:

1. Participation in associations of enterprizes and formation of Authorized funds of associations.
2. Recall and election of Supervisory Board's members
3. Recall and election of Board of directors' members.

Registration will be done at the place of the meeting –on 27th September 2002 from 10.00 to 12.40

For participation of stockholders in the meeting it is neccesary to have for:

-Stockholders- the document, certifying an identity and certificate of shares or temporary certifcate of property right for Registered Securities

- representatives of stockholders - power of attorney, prepared in conformity with current legislature and the document, certifying an identity

For additional information contact: (0562) 35-83-47, 34-94-66

Board of directors

"Pridneprovsky metalwoker" Newspaper, dated 12.08.2002 No.28

Dear stockholders!

Board of directors of JSC "Nizhnedneprovsy tube-rolling plant" announces of out-of-schedule stockholders' meeting to be held.

Stockholders' meeting will be held on 27th September 2002 at 13.00 in the Palace of culture "Metalurg": Dnepropetrovsk, Kosiora Str.27

Agenda regarding the:

1. Participation in associations of enterprizes and formation of Authorized funds of associations.
2. Recall and election of Supervisory Board's members
3. Recall and election of Board of directors' members.

Registration will be done at the place of the meeting –on 27th September 2002 from 10.00 to 12.40

For participation of stockholders in the meeting it is neccesary to have for:

-Stockholders- the document, certifying an identity and certificate of shares or temporary certifcate of property right for Registered Securities

- representatives of stockholders - power of attorney, prepared in conformity with current legislature and the document, certifying an identity

For additional information contact: (0562) 35-83-47, 34-94-66

Board of directors

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34

Attachment 13

File No. 82-4814

MINUTES No. 2

Of the Special General Meeting of Shareholders
of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant"

Dnepropetrovsk September 27, 2001

The Chairman of the Board - Director General of the plant, Esaulov Gennadiy Alexandrovich greets the shareholders and their representatives who have gathered in the hall.

The Chairman of the Board - Director General informs that the Registrar of the Company – the company with limited liability "Alpha-Invest", has realized registration of all arrived shareholder and their representatives.

The word for the announcement of the Minutes on the results of the registration of the present shareholders is granted to the representative of the Registrar, Mrs. Kluchnik Larisa Nikolatvna:

According to the Charter of the Open Joint-Stock Company "Nizhnedneprovsky tube-rolling plant" the total number of votes is equal to 53 885 000 votes.

For participation in the general meeting of shareholders with the right to vote, 94 shareholders and their representatives with 47 054 557 votes that make 87.32 % from the total number of votes.

According to the Minutes, the quorum of shareholders is available for the general meeting.

The Chairman of the Board informs shareholders that **the Meeting is declared open.**

By the offer of the Chairman of the Board, the structure of the members of the counting board is suggested for approval. The following persons are offered into the structure of the counting board: Gorodetsky M.O., Nedashkivskaya L.I., Bezbah V.J., Bochanovskaja Z.V., Gundareva O.V., Groupp J.V., Molotkova A.O., Pisanenko N.A., Rudchik S.M., Savoronova N.J., Skljar G.V., Smirnova J.A., Bondarenko N.V., Torbin A.V., Ugrumova V.M., Chernookaja M.I., Bredikhina V.O.

The Chairman of the Board informs that prior the election of the Counting Board calculation of votes participating in voting on issues under consideration of the general meeting of shareholders should be realized by the registrar. It is offered to put the approval of the offered list of person to be included into the structure of the Counting Board to vote. There were no other proposals concerning the voting procedure. The registrar is offered to start to work on calculation of votes concerning the approval of the offered list of the counting board members.

Voting has been conducted.

For announcement of results of voting the word is given the representative of the Registrar - Kluchnik Larisa Nikolatvna:

Resolved:

To validate the offered structure of the Counting Board consisting of:

Gorodetsky M.O., Nedashkivskaya L.I., Bezbah V.J., Bochanovskaja Z.V., Gundareva O.V., Groupp J.V., Molotkova A.O., Pisanenko N.A., Rudchik S.M., Savoronova N.J., Skljar G.V., Smirnova J.A., Bondarenko N.V., Torbin A.V., Ugrumova V.M., Chernookaja M.I., Bredikhina V.O.

Results of voting in compliance with the Minutes on votes counting by the Registrar.

"Yeas" - 46 079 544 votes that amounts to 97.93 %;

"Nays" - none;

"Abstained" - none;

"Did not taken part in voting" - 975 013 votes that amounts to 2.07 %.

The decision is accepted by the majority of votes.

The word is given to the member of the Counting Board, Gorodetsky M.O., for announcement of the Minutes No. 1 of the Counting Board of the Special General Meeting of the shareholders of OJSC "NTZ" dated September 27, 2002.

Gorodetsky M.O.: According to Minutes No.1 of the Special General Meeting of the shareholders of OJSC "NTZ" dated September 27, 2002.

Resolved:

To elect Mr. Grodensky Michael Alekseevich as chairman of the counting board. To elect Mrs. Nedashkovskaya Lyudmila Ivanovna as secretary of the counting board.

The Chairman of the Board offers to the elected Counting Board should start counting of votes on the subsequent issues that are considered by the Special General Meeting of the shareholders.

The Chairman of the Board – Director General of the plant - offers to select the Chairman of the Special General Meeting of shareholders, Mr. Yarlik A.B. No other proposals followed. The proposal was put to vote. It was offered to the Counting Board to calculate the votes.

Resolved:

To elect Mr. Yarlik Anatoliy Borisovich as Chairman of the meeting.

Results of voting were announced by the Chairman of the Special General Meeting, Mr. Yarlik A.B.:

Results of voting according to Minutes No.2 of the meeting of the counting board.

"Yeas" - 46 079 544 votes that amounts to 97.93 %;

"Nays" - none;

"Abstained"- none;

"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.

The decision is accepted by the majority of votes.

Yarlik A.B. has begun fulfillment of his duties as chairman of the meeting.

By the offer of the Chairman of the meeting, Yarlik A.B., the issue on elections of the secretary of the meeting and the secretariat is put on voting. The chairman of the meeting, Yarlik A.B. offers to elect the secretary of the meeting, Marchenko V.P. and the secretariat that would consist member offered by the organizing committee: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V. V., and Zheleznyak N.I. There were no other proposals on candidatures of the secretary of the meeting and secretariat. The motion is put to vote. It was offered to the counting board to count the votes.

Resolved:

To elect Marchenko V.P. as secretary of the meeting and the secretariat consisting of the following shareholders: Karpenko M.V., Homenko L.B., Miroshnichenko I.E., Sonichkin V.V., and Zheleznyak N.I.

Results of voting according to Minutes No.3 of the meeting of the counting board.

"Yeas" - 46 050 346 votes that amounts to 97.87 %;

"Nays" - none;

"Abstained" - none;

"Did not take part in voting" - 1 004 211 votes that amounts to 2.13 %.

The decision is accepted by the majority of votes.

The chairman of the meeting, Mr. Yarlik A.B. offered the elected secretary of the meeting and the secretariat to take special places and to begin fulfillment of the duties.

The chairman of the meeting proposes to elect the working presidium consisting of the following members:

- Kirichko Alexander Ivanovich – Head of the Supervisory Committee;
- Esaulov Gennadiy Alexandrovich - Chairman of the Board;
- Palenko Petre Pavlovich - Chairman of the plant trade union;

There were no other proposals. The issue of electing the working presidium is put to vote. The counting board realizes counting of votes.

Resolved:
To elect the Presidium of the meeting out of the proposed members:
Kirichko Alexander Ivanovich – Head of the Supervisory Committee;
- Esaulov Gennadiy Alexandrovich - Chairman of the Board;
- Palenko Petre Pavlovich - Chairman of the plant trade union;

Results of voting according to Minutes No. 4 of the counting board meeting:
"Yeas" - 46 054 724 votes that amounts to 97.88 %;
"Nays" - none;
"Abstained" - none;
"Did not take part in voting" - 999 833 votes that amounts to 2.12 %.
The decision is accepted by the majority of votes.

By the offer of the Chairman of the meeting, the structure of the editorial commission suggested by the organizing committee is put to voting. It includes the representative of the shareholder – CJSC "ABiKo", Mrs. Parusnikova V.B., Bondarenko L.G. and shareholder Kosareva L.P.

There were no other proposals on candidatures of the editorial commission. The motion is put to vote. It is proposed to the counting board to carry out the count of votes.

Resolved:
To elect the editorial commission consisting of:
Parusnikova V.B., Bondarenko L.G. and shareholder Kosareva L.P.

Results of voting results according to Minutes No. 5 of the counting board meeting:
"Yeas" - 46 075 166 votes that amounts to 97.92 %;
"Nays" - none;
"Abstained" - none;
"Did not take part in voting" - 979 391 votes that amounts to 2.08 %.
The decision is accepted by the majority of votes.

The Chairman of the meeting proposed the following agenda and the order:

1. On participation in associations of enterprises and formation of Authorized Funds of such associations (reporter: Director of Finance and Economy – Tarasjev O.M.) – up to 20 minutes.

Discussants - up to 3 minutes.

2. Recall and election of members of the Supervisory Committee of the Company (reporter: member of the Supervisory Committee, Parusnikova V.B.) - up to 5 minutes.

3. Recall and election of members of the Board (reporter, member of the Board, Gorb E.V.) - up to 5 minutes.

There were no other proposals relating to the agenda and the order of the meeting. Proposals of the chairman concerning the agenda and the order of the meeting were put to vote. It is proposed to the counting board to carry out the count of votes.

Resolved:
To approve the suggested agenda and the order of the meeting.

Results of voting according to Minutes No.6 of the counting board meeting:
"Yeas" - 45 714 303 votes that amounts to 97.15 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 1 340 254 votes that amounts to 2.85 %.
The decision is accepted by the majority of votes.

Acceptance of decisions on the order is completed. The meeting started to consideration the

LISTENED to:

The report of the Director of finance and economy Tarasjeva O.M. about participation in associations of enterprises and formation of Authorized Funds of such associations.

(Report is attached).

The Chairman of the meeting has offered the draft of the decision on this issue of the agenda.

There were no other offers concerning this issue of the agenda and the offered the draft of the decision in the secretariat. The offered draft of the decision is put to vote.

RESOLVED:

1. To take part in establishment of the association of enterprises "Industrial – financial Consortium "Prydneprovje"" (hereinafter - Consortium) for the purpose of investment of the industrial and banking capital into the corporate rights and manufacturing activity of industrial enterprises with observance of requirements of the legislation on protection of economic competition with contribution on the part of the company into the Authorized Fund of the Consortium of 84 510 400 (eighty four million five hundred and ten thousand four hundred) hrivnas, which will make 58.69 percents of the Consortium's Authorized Fund.

1.1. To authorize the Supervisory Council to make decisions on any issues related to establishment and operation of the Consortium, formation of its Authorized Fund, in particular, related to change (increase or reduction) in the pecuniary contribution into the Authorized Fund of the Consortium, decisions related to investment of funds of the Consortium and objects investment, decisions related to acquiring by the Consortium of the corporate rights, possession, use, disposal, management of the Consortium and its corporate rights, as well as to make decisions on liquidation of the Consortium with approval of such decisions by General meetings of shareholders of the company.

1.2. To authorize the Supervisory Council to choose the authorized persons who will be, on the basis of Letters of Attorney signed by the Chairman of Board - the Director General of the Company or the person who is substituting him to represent the Company during meetings of the founders (participants) of the Consortium and/or to provide participation of the company in bodies of the Consortium.

1.3. To approve drafts of constituent instruments of the Consortium (Charter and Constituent Agreement).

1.4. To charge the Supervisory Council to approve Constituent instruments of the Consortium with the right to introduced amendments and supplements into them, if required.

1.5. To authorize, with the right of appointment, the Chairman of the Board – Director General, and in case of his absence, the person who is substituting him, to sign constituent instruments (Charter and Articles of Incorporation) of the Consortium, and, if required, amendments and supplement to the constituent instruments, Minutes of meetings of founders (participants) of the Consortium, to grant Letters of Attorney, which may be required for accomplishment of actions related to participation in meetings of the founders (Participants) of the Consortium, as well as to establishment, registration, receipt of necessary permits and activity of the Consortium.

2. To take part in the existing association of enterprises of the Corporation "Research-and-production investment group "Interpipe" (hereinafter "Corporation") with contribution on the part of the company into the Authorized Fund of Corporation of 20 124 100 (twenty millions one hundred and twenty four thousand hundred) hrivnas that will make 6 percents of the Authorized Fund of the Corporation.

2.1. To authorize the Supervisory Council to make decisions on any issues related to the business of the Corporation, in particular, decisions related to changes (increase or reduction) of funds contribution to the Authorized Fund of the Corporation, as well as to make decisions on liquidation of the Corporations with its following approval by General meetings of shareholders of the Company.

2.2. To authorize the Supervisory Council to choose authorized persons who will be, on the basis of Letters of Attorney signed by the Chairman of the Board - Director General of the Company or the person who is substituting him, to represent the Company during meetings of participants of the Corporation and to provide participation of the Company in the Corporation' s business and control of the Corporation.

Results of voting according to the Minutes No. 7 of the counting board meeting:

"Abstained"- 1 682 votes that amounts to 0.01 %;
"Did not take part in voting" - 1 340 254 votes that amounts to 2.85 %.
The decision accepted by the majority of votes.

II. Concerning the second item of the agenda:

LISTENED to:

Report of the member of the Supervisory Council, Parusnikova V.B. on recall and election of the members of the Supervisory Council of the Company.

The reporter has offered the drafts of decisions on this issue. The Chairman of meeting has offered to vote separately for the recalled members of the Supervisory Council and separately for election of the members of the Supervisory Council.

There were no other drafts related to this item of the agenda, to the suggested drafts of decisions and procedure of voting on these drafts of decisions.

The offered drafts of decisions are put to vote.

It is proposed to the counting board to carry out the count of votes.

RESOLVED:

1. To recall Vantrob Yuriy Vladimirovich, member of the Supervisory Council of the Company, shareholder of Open Joint-Stock Company, IC "Credit-Dnepr-Invest" following the submitted application.

Results of voting according to Minutes No. 8 of the counting board meeting:
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority of votes.

RESOLVED:

1. To elect the representative of the shareholder, OJSC IC "Credit-Dnepr-Invest" Trojan Olga Sergeevna as member of the Supervisory Council of the Company.

Results of voting according to Minutes No. 8 of the counting board meeting:
"Yeas" - 46 076 333 votes that amounts to 97.92 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 978 224 votes that amounts to 2.08 %.
The decision accepted by the majority of votes

III. Concerning the third item of the agenda:

LISTENED to:

The report of the member Board of the Company, Gorb E.B. on recall and election of the member of the Board of the Company.

The reporter offered a draft of the decision on this issue. The Chairman of meeting offered to vote separately for recalling of the member of the Board and separately for election of the member of the Board.

There were no other drafts related to this item of the agenda, to the suggested drafts of decisions and procedure of voting on these drafts of decisions.

The offered draft of the decision was put to vote.

It is proposed to the counting board to carry out the count of votes.

RESOLVED:

1. To recall the member of the Board, Vorobjov Nikolay Alekseevich, from the Board:

Results of voting according to Minutes No. 9 of the counting board meeting:

"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority votes.

RESOLVED:
1. To elect Erac Vladimir Nikolaevich as Member of the Board.

Results of voting according to Minutes No. 9 of the counting board meeting:
"Yeas" - 46 079 544 votes that amounts to 97.93 %;
"Nays" - none;
"Abstained"-none;
"Did not take part in voting" - 975 013 votes that amounts to 2.07 %.
The decision accepted by the majority votes.

The Chairman of the meeting, Yarlik A.B. informed that all issues of the agenda were discussed.

The General Meeting of shareholders of the Open Joint-Stock Company "Nizhnedneprovsky Tube Rolling Plant" is **declared closed.**

Chairman of the Meeting Signature A.B. Yarlik

Secretary of the Meeting Signature V.P. Marchenko

Seal

Adequate to the original

Signatures

A.I. Nakhod
Director of Finance
and economy
acting on the power of Attorney
dated by 01/07/2003 # 24-5-34